Exhibit 99.4 Paris, February 12, 2014

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Fourth quarter and full-year 2013 results1

	4Q13	Change vs 4Q12	2013	Change vs 2012
Adjusted net income[2]

- in billion euros (B€)	2.5	–19%	10.7	–12%
- in billion dollars (B$)	3.4	–15%	14.3	–10%

- in euros per share	1.08	–19%	4.73	–13%
- in dollars per share	1.48	–15%	6.28	–10%
Net income[3] 2013
- in billion euros (B€): 8.4
- in billion dollars (B$): 11.2
Net-debt-to-equity ratio of 23.3% at December 31, 2013
Hydrocarbon production of 2,299 kboe/d for full-year 2013
Increased dividend for 4Q13 to 0.61 €/share payable in June 2014[4]

Commenting on the results, Chairman and CEO Christophe de Margerie said:

“The Group reported 2013 adjusted net income of 14.3 billion dollars, a slight decrease from the previous year. Against a backdrop of growing demand, the upstream environment remained stable with a Brent price close 110 $/b. In the downstream, the significant deterioration of European refining margins was partially offset by a more favorable environment for petrochemicals.

The year 2013 marks an important step for the Group. In the Upstream, launching major projects, in key regions like Africa, Canada and Russia, as well as entering into promising new assets, notably in Brazil, allows us to confirm our objectives and strengthens the outlook for the Group beyond 2017. In the Downstream, the resilient results are evidence of the successful implementation of our ongoing restructuring plans.

As announced, the intensive investment phase that we embarked on to transform our production profile by 2017 reached a peak of 28 billion dollars in 2013.

Backed by a strong balance sheet and a commitment to a policy to provide competitive returns to our shareholders, the Board of Directors decided to propose a dividend increase for 2013 at the Annual Shareholders Meeting.

Having demonstrated strong operational progress in every segment, we are confident in the ability of our teams to develop value-creating projects and to prevail in the necessary battle against rising costs. It is with this ambition that we move forward to implement our model for sustainable growth and reaffirm our priority for safety and acceptability in our operations.”

The Board of Directors of Total, led by Chairman and CEO Christophe de Margerie, met on February 11, 2014, and decided to propose at the Annual Shareholders Meeting on May 16, 2014, a dividend of 2.38 €/share for 2013, which represents a 3.4% increase for the remaining dividend.

[1]	Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 has been restated; however, the impact on such restated results is not significant (see note 1 of the notes to the consolidated financial statements).
[2]	Definition of adjusted results on page 2 – dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.3610 $/€ in 4Q13, 1.2967 $/€ in 4Q12, 1.3242 $/€ in 3Q13, 1.3281 $/€ full-year 2013, and 1.2848 $/€ full-year 2012.
[3]	Group share. Net income (Group share) for 4Q13 was 1,605 M€.
[4]	Pending approval at the May 16, 2014, Annual Shareholders Meeting, ex-dividend date will be June 2, 2014.

1

•	Key figures [5]

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros except earnings per share and number of shares	2013	2012	2013 vs 2012
47,753	46,686	49,868	–4%	Sales	189,542	200,061	–5%
4,770	5,146	5,819	–18%	Adjusted operating income from business segments	20,779	24,866	–16%
2,797	2,989	3,320	–16%	Adjusted net operating income from business segments	11,925	13,351	–11%
2,250	2,329	2,686	–16%	• Upstream	9,370	11,145	–16%
321	330	367	–13%	• Refining & Chemicals	1,404	1,376	+2%
226	330	267	–15%	• Marketing & Services	1,151	830	+39%
2 467	2,716	3,041	–19%	Adjusted net income	10,745	12,276	–12%
1.08	1.19	1.34	–19%	Adjusted fully-diluted earnings per share (euros)	4.73	5.42	–13%
2,276	2,275	2,270	—	Fully-diluted weighted-average shares (millions)	2,272	2,267	—

1,605	2,761	2,341	–31%	Net income (Group share)	8,440	10,609	–20%

8,374	5,852	6,623	+26%	Investments[6]	25,922	22,943	+13%
676	2,188	1,566	–57%	Divestments	4,814	5,871	–18%
6,467	3,628	5,057	+28%	Net investments[7]	19,487	17,071	+14%
7,095	6,954	5,865	+21%	Cash flow from operations	21,473	22,462	–4%
4,696	5,421	5,691	–17%	Adjusted cash flow from operations	20,345	21,612	–6%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of dollars[8] except earnings per share and number of shares	2013	2012	2013 vs 2012
64,992	61,822	64,664	+1%	Sales	251,731	257,038	–2%
6,492	6,814	7,545	–14%	Adjusted operating income from business segments	27,597	31,948	–14%
3,807	3,958	4,305	–12%	Adjusted net operating income from business segments	15,838	17,153	–8%
3,062	3,084	3,483	–12%	• Upstream	12,444	14,319	–13%
437	437	476	–8%	• Refining & Chemicals	1,865	1,768	+5%
308	437	346	–11%	• Marketing & Services	1,529	1,066	+43%
3,358	3,597	3,943	–15%	Adjusted net income	14,270	15,772	–10%
1.48	1.58	1.74	–15%	Adjusted fully-diluted earnings per share (dollars)	6.28	6.96	–10%
2,276	2,275	2,270	—	Fully-diluted weighted-average shares (millions)	2,272	2,267	—

2,184	3,656	3,036	–28%	Net income (Group share)	11,209	13,630	–18%

11,397	7,749	8,588	+33%	Investments[6]	34,427	29,477	+17%
920	2,897	2,031	–55%	Divestments	6,393	7,543	–15%
8,802	4,804	6,557	+34%	Net investments[7]	25,881	21,933	+18%
9,656	9,208	7,605	+27%	Cash flow from operations	28,518	28,859	–1%
6,391	7,178	7,380	–13%	Adjusted cash flow from operations	27,020	27,767	–3%

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 20 and the inventory valuation effect is explained on page 17.
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions – asset sales – other transactions with minority interests.
[8]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Highlights since the beginning of the fourth quarter 2013[9]

•	Started production on the Ekofisk South field in the Norwegian North Sea and on Phase 2 of the Itau gas and condensate field in Bolivia

•	Launched Vega Pleyade in Argentina, Fort Hills in Canada, Yamal LNG in Russia and Shah Deniz Phase 2 in Azerbaijan

•	Discovered oil and gas on the Harir block in Kurdistan in Iraq

•	Acquired a 20% interest in the giant Libra oil field in the pre-salt Santos Basin of Brazil

•	Signed an agreement to acquire an interest in the Elk and Antelope gas discoveries in Papua New Guinea

•	Acquired exploration permits for deep-offshore blocks in Oman and Malaysia and shale gas acreage in the UK

•	Sold the remaining interest in the Ocensa pipeline in Colombia and the interest in Angola block 15/06

•	Finalized the sale of an equity interest in Total E&P Congo to Qatar Petroleum International

•	Total selected to construct a solar power plant in South Africa

•	Fourth quarter 2013 results

> Operating income from business segments

In the fourth quarter 2013, the Brent price averaged 109.2 $/b, a decrease of 1% compared to the fourth quarter 2012 and the third quarter 2013. The European refining margin indicator (ERMI) averaged 10.1 $/t compared to 33.9 $/t in the fourth quarter 2012 and 10.6 $/t in the third quarter 2013.

The euro-dollar exchange rate averaged 1.36 $/€ in the fourth quarter 2013 compared to 1.30 $/€ in the fourth quarter 2012 and 1.32 $/€ in the third quarter 2013.

In this context, the adjusted operating income from the business segments was 4,770 M€, a decrease of 18% compared to the fourth quarter 201210. Expressed in dollars, the decrease was 14%. Compared to the fourth quarter 2012, this decrease is due to lower results from the Upstream segment and, to a lesser extent, from the Refining & Chemicals and Marketing & Services segments.

The effective tax rate11 for the business segments was 55.3% in the fourth quarter 2013 compared to 51.7% in the fourth quarter 2012, reflecting mainly an increase in the Upstream tax rate.

Adjusted net operating income from the business segments was 2,797 M€ compared to 3,320 M€ in the fourth quarter 2012, a decrease of 16%. Expressed in dollars, adjusted net operating income from the business segments was 3.8 billion dollars (B$), a decrease of 12% compared to the fourth quarter 2012, mainly due to lower results from the Upstream segment and, to a lesser extent, from the Refining & Chemicals and Marketing & Services segments.

[9]	Certain transactions included in the highlights remain subject to approval of authorities or satisfaction of conditions precedent under contractual terms.
[10]	Special items affecting operating income from the business segments had a negative impact of 422 M€ in 4Q13 and a negative impact of 826 M€ in 4Q12.
[11]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 2,467 M€ compared to 3,041 M€ in the fourth quarter 2012, a decrease of 19%. Expressed in dollars, adjusted net income decreased by 15%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value, and special items12:

•	The after-tax inventory effect had a negative impact on net income of 74 M€ in the fourth quarter 2013 and a negative impact of 312 M€ in the fourth quarter 2012.

•	Changes in fair value had a negative impact on net income of 14 M€ in the fourth quarter 2013 compared to a positive impact of 10 M€ in the fourth quarter 2012.

•	Special items[13] had a negative impact on net income of 774 M€ in the fourth quarter 2013, comprised mainly of charges and write-offs related to the restructuring of Downstream activities in France. In the fourth quarter 2012, special items had a negative impact on net income of 398 M€.

Net income (Group share) was 1,605 M€ compared to 2,341 M€ in the fourth quarter 2012.

The effective tax rate for the Group was 56.8% in the fourth quarter 2013 compared to 52.5% in the fourth quarter 2012, in line with the changes in effective tax rates for the business segments described herein.

Adjusted fully-diluted earnings per share, based on 2,276 million fully-diluted weighted-average shares, was €1.08 compared to €1.34 in the fourth quarter 2012, a decrease of 19%.

Expressed in dollars, adjusted fully-diluted earnings per share fell by 15% to $1.48.

> Investments – Divestments14

Investments, excluding acquisitions and including changes in non-current loans, were 6.6 B€ (8.9 B$) in the fourth quarter 2013 compared to 5.4 B€ (7.0 B$) in the fourth quarter 2012.

Acquisitions were 1.4 B€ (1.9 B$) in the fourth quarter 2013, comprised essentially of the acquisition of an interest in the Libra field in Brazil, an additional 0.8% stake in Novatek15, and the carry on the Utica gas and condensate field in the United States.

Asset sales in the fourth quarter 2013 were 242 M€ (329 M$), comprised essentially of the sale of the remaining interest in the Ocensa pipeline in Colombia.

Net investments16 were 6.5 B€ (8.8 B$) in the fourth quarter 2013 compared to 5.1 B€ (6.6 B$) in the fourth quarter 2012. The fourth quarter 2013 includes the sale of a minority equity interest in Total E&P Congo to Qatar Petroleum International which is shown in the financing section of the cash flow statement.

[12]	Detail shown on page 17.
[13]	Detail shown on page 20.
[14]	Detail shown on page 21.
[15]	The Group’s interest in Novatek was 17.0% at December 31, 2013.
[16]	Net investments = investments including acquisitions and changes in non-current loans – asset sales – other transactions with minority interests.

> Cash flow

Cash flow from operations was 7,095 M€ in the fourth quarter 2013 compared to 5,865 M€ in the fourth quarter 2012. The increase was due mainly to favorable changes in working capital.

Adjusted cash flow from operations17 was 4,696 M€, a decrease of 17% compared to the fourth quarter 2012. Expressed in dollars, adjusted cash flow from operations was 6.4 B$, a decrease of 13%.

The Group’s net cash flow18 was 628 M€ (0.9 B$) compared to 808 M€ (1.0 B$) in the fourth quarter 2012.

[17]	Cash flow from operations at replacement cost before changes in working capital.
[18]	Net cash flow = cash flow from operations - net investments (including other transactions with minority interests).

•	Results for the full-year 2013

> Operating income from business segments

On average, the upstream environment remained stable compared to the previous year with a Brent price of 108.7 $/b compared to 111.7 $/b in 2012, and an average realized gas price for the Group’s consolidated subsidiaries that increased by 6% to 7.12 $/Mbtu from 6.74 $/Mbtu in 2012. In the downstream, the ERMI (European refining margin indicator) decreased sharply to 17.9 $/t on average compared to 36.0 $/t in 2012.

The euro-dollar exchange rate averaged 1.33 $/€ compared to 1.28 $/€ in 2012.

In this context, the adjusted operating income from the business segments was 20,779 M€, a decrease of 16% compared to 201219.

Expressed in dollars, adjusted operating income from the business segments was 27.6 B$, a decrease of 14% compared to 2012, due to a lower contribution from the Upstream segment, which was partially offset by a higher contribution from Marketing & Services.

The effective tax rate for the business segments was 55.5% in 2013 compared to 55.3% in 2012.

Adjusted net operating income from the business segments was 11,925 M€ compared to 13,351 M€ in 2012, a decrease of 11%.

Expressed in dollars, adjusted net operating income from the business segments decreased by 8%.

> Net income (Group share)

Adjusted net income decreased by 12% to 10,745 M€ in 2013 from 12,276 M€ in 2012. Expressed in dollars, adjusted net income was 14.3 B$, a decrease of 10% compared to 2012.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value20 :

•	The after-tax inventory effect had a negative impact on net income of 549 M€ in 2013 and a negative impact of 157 M€ in 2012.

•	Changes in fair value had a negative impact on net income of 44 M€ in 2013 and a negative impact of 7 M€ in 2012.

•	Special items[21] had a negative impact on net income of 1,712 M€ in 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada, the impairment of Upstream assets in the Barnett field in the United States and in Syria, charges and write-offs related to the restructuring of Downstream activities in France, partially offset by the gain on the sales of TIGF and Upstream assets in Italy. Special items had a negative impact on net income of 1,503 M€ in 2012.

The effective tax rate for the Group was 56.8% in 2013 compared to 56.5% in 2012.

On December 31, 2013, there were 2,276 million fully-diluted shares compared to 2,270 million on December 31, 2012.

In 2013, adjusted fully-diluted earnings per share, based on 2,272 million fully-diluted weighted-average shares, was €4.73 compared to €5.42 in 2012, a decrease of 13%.

Expressed in dollars, adjusted fully-diluted earnings per share was $6.28 compared to $6.96 in 2012, a decrease of 10%.

[19]	Special items affecting operating income from the business segments had a negative impact of 1,237 M€ in 2013 and a negative impact of 2,342 M€ in 2012.
[20]	Detail shown on page 17.
[21]	Detail shown on page 20.

> Investments – Divestments22

Investments, excluding acquisitions and including changes in non-current loans, were 21.3 B€ (28.3 B$) in 2013 compared to 18.5 B€ (23.8 B$) in 2012, an increase reflecting the investments for the large number of Upstream projects under development.

Acquisitions were 3.4 B€ (4.5 B$) in 2013, comprised essentially of the acquisition of an interest in the Libra field in Brazil, an additional 6% stake in the Ichthys project in Australia, an additional 1.6% stake in Novatek23, the carry on the Utica gas and condensate field in the United States, and the bonuses for exploration permits in South Africa, Mozambique and Brazil.

Asset sales in 2013 were 3.6 B€ (4.7 B$), comprised essentially of the sale of TIGF, a 25% interest in the Tempa Rossa field in Italy, the interest in the Voyageur upgrader project in Canada, some fertilizer activities, and the exploration and production assets in Trinidad & Tobago.

Net investments were 19.5 B€ (25.9 B$) in 2013, an increase of 14% compared to 17.1 B€ (21.9 B$) in 2012. Included in 2013 is 1.6 B€ (2.2 B$) related to the sale of minority equity interests in Total E&P Congo and Block 14 in Angola, which are shown in the financing section of the cash flow statement.

Expressed in dollars, net investments in 2013 increased by 18%, mainly due to an increase in organic investments in the Upstream segment.

> Cash flow

Cash flow from operations was 21,473 M€ (28.5 B$) a decrease of 4% compared to 2012, reflecting the decrease in net income, partially offset by the change in working capital between the two periods.

Adjusted cash flow from operations24 was 20,345 M€ in 2013, a decrease of 6%. Expressed in dollars, adjusted cash flow from operations was 27.0 B$, a decrease of 3% compared to 2012.

The Group’s net cash flow25 was 1,986 M€ (2.6 B$) in 2013 compared to 5,391 M€ (6.9 B$) in 2012.

The net-debt-to-equity ratio was 23.3% on December 31, 2013 compared to 21.9% on December 31, 201226.

[22]	Detail shown on page 21.
[23]	The Group’s interest in Novatek was 17.0% at December 31, 2013.
[24]	Cash flow from operations at replacement cost before changes in working capital.
[25]	Net cash flow = cash flow from operations - net investments (including other transactions with minority interests).
[26]	Detail shown on page 22.

•	Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

4Q13	3Q13	4Q12	4Q13 vs 4Q12		2013	2012	2013 vs 2012
109.2	110.3	110.1	–1%	Brent ($/b)	108.7	111.7	–3%
102.5	107.2	106.4	–4%	Average liquids price ($/b)	103.3	107.7	–4%
7.36	7.18	6.94	+6%	Average gas price ($/Mbtu)	7.12	6.74	+6%
74.6	77.3	77.0	–3%	Average hydrocarbon price ($/boe)	74.8	77.3	–3%

*	consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

> Production

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Hydrocarbon production	2013	2012	2013 vs 2012
2,284	2,299	2,293	—	Combined production (kboe/d)	2,299	2,300	—
1,142	1,174	1,206	–5%	• Liquids (kb/d)	1,167	1,220	–4%
6,260	6,167	5,897	+6%	• Gas (Mcf/d)	6,184	5,880	+5%

Hydrocarbon production was 2,284 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2013, a decrease of 0.5% compared to the fourth quarter 2012, essentially as a result of :

•	+1% for start-ups and growth from new projects;

•	-0.5% for normal decline, partially offset by lower maintenance, the restart of production from Elgin/Franklin in the UK North Sea and OML 58 in Nigeria; and

•	-1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

In 2013, hydrocarbon production was 2,299 kboe/d, stable compared to 2012, essentially as a result of :

•	+2.5% for start-ups and growth from new projects;

•	-1% for normal decline, partially offset by lower maintenance, the restart of production from Elgin/Franklin in the UK North Sea and OML 58 in Nigeria;

•	-0.5% for portfolio changes, including mainly the sale of interests in Nigeria, the UK, Colombia, and Trinidad & Tobago, net of higher production corresponding to the increased stake in Novatek; and

•	-1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

> Reserves

Reserves at December 31	2013	2012	%
Hydrocarbon reserves (Mboe)	11,526	11,368	+1%
• Liquids (Mb)	5,413	5,686	–5%
• Gas (Bcf)	33,026	30,877	+7%

Proved reserves based on SEC rules (based on Brent at 108.2 $/b) were 11,526 Mboe at December 31, 2013. Based on the 2013 average rate of production, the reserve life is more than thirteen years.

The 2013 proved reserve replacement rate27, based on SEC rules, was 119%.

The 2013 organic proved reserve replacement rate28 was 109%.

At year-end 2013, Total had a solid and diversified portfolio of proved and probable reserves29 representing more than twenty years of reserve life based on the 2013 average production rate, and resources30 representing about fifty years of production.

> Results

Effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Marketing & Services. As a result, certain information has been restated according to the new organization.

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
4,100	4,486	5,049	–19%	Adjusted operating income*	17,854	22,056	–19%
2,250	2,329	2,686	–16%	Adjusted net operating income *	9,370	11,145	–16%
516	499	350	+47%	• includes income from equity affiliates	2,175	1,856	+17%

7,021	5,064	5,518	+27%	Investments	22,396	19,618	+14%
584	2,114	1,415	–59%	Divestments	4,353	2,798	+56%
5,414	4,765	4,429	+22%	Cash flow from operations	16,457	18,950	–13%
3,733	4,373	4,494	–17%	Adjusted cash flow from operations	16,575	18,306	–9%

*	detail of adjustment items shown in the business segment information annex to financial statements.

[27]	Change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.
[28]	The reserve replacement rate in a constant oil price environment of 111.13 $/b, excluding acquisitions and divestments.
[29]	Limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 100 $/b Brent environment, including projects developed by mining.
[30]	Proved and probable reserves plus contingent resources (potential average recoverable reserves from known accumulations - Society of Petroleum Engineers - 03/07).

Adjusted net operating income from the Upstream segment was 2,250 M€ in the fourth quarter 2013 compared to 2,686 M€ in the fourth quarter 2012, a decrease of 16%.

Expressed in dollars, adjusted net operating income from the Upstream segment decreased by 12%, reflecting mainly a less favorable production mix, a lower average realized liquids price, and a higher tax rate for the Upstream segment.

The effective tax rate for the Upstream segment was 58.8% in the fourth quarter 2013 compared to 54.8% in the fourth quarter 2012, which was marked by favorable one-off items, like year-end tax adjustments and the reversal of a non-deductible loss.

Adjusted net operating income from the Upstream segment in 2013 was 9,370 M€ compared to 11,145 M€ in 2012, a decrease of 16%. Expressed in dollars, adjusted net operating income from the Upstream segment was 12.4 B$, a decrease of 13%, mainly due to a less favorable production mix, higher technical costs, particularly for exploration, and a higher tax rate for the Upstream segment.

The effective tax rate for the Upstream segment was 60.1% in 2013 compared to 58.4% in 2012.

Technical costs for consolidated subsidiaries, in accordance with ASC 93231, were 26.1 $/boe in 2013 compared to 22.8 $/boe in 2012, notably due to increased non-cash expenses relating to major project start-ups as well as increased exploration expenses.

The return on average capital employed (ROACE32) for the Upstream segment was 14% for the full-year 2013 compared to 18% for the full-year 2012.

[31]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas
[32]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 23.

Refining & Chemicals

> Refinery throughput and utilization rates*

4Q13	3Q13	4Q12	4Q13 vs 4Q12		2013	2012	2013 vs 2012
1,580	1,759	1,648	–4%	Total refinery throughput (kb/d)	1,719	1,786	–4%

535	696	532	+1%	• France	647	657	–2%
755	784	847	–11%	• Rest of Europe	797	866	–8%
290	279	269	+8%	• Rest of world	275	263	+5%
				Utilization rates**
73%	81%	76%		• Based on crude only	80%	82%
77%	86%	79%		• Based on crude and other feedstock	84%	86%

*	Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

In the fourth quarter 2013, refinery throughput decreased by 4% compared to the fourth quarter 2012, essentially due to a turnaround at the Feyzin refinery, unscheduled maintenance at the Antwerp refinery, strikes at refineries in France, and voluntary shutdowns in response to weak refining margins.

For the full-year 2013, refinery throughput decreased by 4% compared to the previous year, reflecting essentially a turnaround at the Antwerp refinery, higher maintenance at the Donges refinery, voluntary shutdowns in response to weak refining margins in late 2013, and the closure of the Rome refinery at the end of the third quarter 2012.

> Results

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros (except the ERMI)	2013	2012	2013 vs 2012
10.1	10.6	33.9	–70%	European refining margin indicator - ERMI ($/t)	17.9	36.0	–50%

300	262	388	–23%	Adjusted operating income *	1,329	1,455	–9%
321	330	367	–13%	Adjusted net operating income*	1,404	1,376	+2%
118	119	92	+28%	• contribution of Specialty Chemicals**	440	383	+15%

709	415	573	+24%	Investments	2,039	1,944	+5%
32	8	101	–68%	Divestments	275	304	–10%
1,356	840	502	+170%	Cash flow from operations	3,211	2,127	+51%
611	493	672	–9%	Adjusted cash flow from operations	2,239	2,170	+3%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The European refining margin indicator (ERMI) averaged 10.1 $/t in the fourth quarter 2013, a decrease of 70% compared to the average of 33.9 $/t in the fourth quarter 2012. For the full-year 2013, the ERMI was 17.9 $/t, a decrease of 50% compared to 2012. Petrochemical margins remained at high levels, particularly in the United States.

Adjusted net operating income from the Refining & Chemicals segment was 321 M€ in the fourth quarter 2013, compared to 367 M€ in the fourth quarter 2012.

Expressed in dollars, adjusted net operating income was 437 M$ compared to 476 M$ in the fourth quarter 2012, reflecting essentially the deterioration of the refining environment, partially offset by the improvement in petrochemical margins and by the impact of efficiency plans, notably for fixed cost reductions, between the two periods.

For the full-year 2013, adjusted net operating income from the Refining & Chemicals segment was 1,404 M€, an increase of 2% compared to the 1,376 M€ in 2012.

Expressed in dollars, adjusted net operating income was 1.9 B$, an increase of 5% compared to 2012, despite the 50% decrease in refining margins. The increase was due in part to the tangible results realized from the implementation of planned synergies and operational efficiencies and to a more favorable environment for petrochemicals that offset the sharp decline in European refining margins.

In addition, the SATORP integrated refinery in Saudi Arabia has begun to export refined products after the successful start-up of its first units.

The ROACE33 for the Refining & Chemicals segment was 9% for the full-year 2013, stable compared to the full-year 2012.

[33]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 23.

Marketing & Services

> Refined product sales

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Sales in kb/d *	2013	2012	2013 vs 2012
1,150	1,144	1,123	+2%	Europe	1,138	1,160	–2%
605	599	583	+4%	Rest of world	611	550	+11%
1,755	1,743	1,706	+3%	Total Marketing & Services sales volumes	1,749	1,710	+2%

*	excludes trading and bulk Refining sales, includes share of TotalErg.

In the fourth quarter 2013, sales volumes increased by 3% compared to the fourth quarter 2012. This increase was driven in particular by sales in the Americas, Africa and Middle East.

Overall for the full-year 2013, sales volumes increased by 2% compared to the previous year, due to growth in Africa and the Americas, partially offset by a decrease in Europe.

> Results

Effective July 1, 2012, Marketing & Services now includes the activities of New Energies. As a result, certain information has been restated according to the new organization

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
20,847	21,074	21,669	–4%	Sales	83,481	86,614	–4%
370	398	382	–3%	Adjusted operating income*	1,596	1,355	+18%
226	330	267	–15%	Adjusted net operating income*	1,151	830	+39%
18	(7)	14	+29%	• contribution of New Energies	(2)	(169)	ns
610	326	508	+20%	Investments	1,365	1,301	+5%
47	44	46	+2%	Divestments	141	152	–7%
318	1,287	1,024	–69%	Cash flow from operations	1,926	1,132	+70%
422	472	353	+20%	Adjusted cash flow from operations	1,853	1,192	+55%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Marketing & Services sales were 20.8 B€ in the fourth quarter 2013, a decrease of 4% compared to the fourth quarter 2012.

Adjusted net operating income from the Marketing & Services segment was 226 M€ in the fourth quarter 2013 compared to 267 M€ in the fourth quarter 2012, reflecting lower margins in European markets.

For the full-year 2013, Marketing & Services sales were 83.5 B€, a decrease of 4% compared to 2012.

Adjusted net operating income from the Marketing & Services segment in 2013 was 1,151 M€ compared to 830 M€ in 2012, an increase of 39% reflecting essentially the improvement in the performance of the New Energies, which had particularly negative results in 2012, as well as the overall improvement made in refined products marketing, particularly in emerging markets.

The ROACE34 for the Marketing & Services segment was 16% for the full-year 2013 compared to 12% for the full-year 2012.

[34]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 23.

•	TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was 6,031 M€ in 2013, compared to 6,520 M€ in 2012.

•	Proposed dividend

After closing the 2013 accounts, the Board of Directors decided to propose at the May 16, 2014, Annual Shareholders Meeting a 2.38 €/share dividend for 2013, which represents a 3.4% increase for the remaining dividend35. Taking into account the interim dividends for the first three quarters of 2013 approved by the Board of Directors, the remaining 2013 dividend would increase to 0.61 €/ share and be paid on June 5, 2014.

Total’s dividend pay-out ratio, based on the adjusted net income for 2013, would be 50%.

•	Summary and outlook

The ROACE for the Group for 2013 was 13%, compared to 16% in 2012. Return on equity for 2013 was 15%, compared to 18% in 2012.

After reaching a peak of 28 B$ in 2013, the budget for organic investments was reduced to 26 B$ in 2014, more than 80% of which will be dedicated to Upstream. In addition, the Group has mobilized all of its teams with the objective to closely control their investments and reduce their operating costs while maintaining as an imperative the priority to safety.

The Group’s asset sale program, targeting 15-20 B$ over the 2012-14 period, generated 13 B$ in assets sales in 2012 and 201336. In 2014, with asset sales that are pending and under study, the Group expects to achieve the program target and potentially exceed it.

In the Upstream segment, Total confirmed its production growth targets of 2.6 Mboe/d in 2015 and the potential for about 3 Mboe/d in 2017. Essentially all of the projects needed to achieve these targets are either already producing or under development. In 2014, after the expiration of Adco license, production should benefit from ramp-ups on recently started projects and from the start-up of Total-operated projects, like CLOV in Angola, Laggan-Tormore in the UK North Sea and Ofon Phase 2 in Nigeria.

Total is continuing to pursue its ambitious exploration program with a stable budget of 2.8 B$. This program includes, in particular, high-potential prospects in Brazil, the Kwanza Basin in Angola, Ivory Coast and South Africa.

In the Refining & Chemicals segment, productivity and synergy gains related to the ongoing restructuring should continue in 2014 to contribute, in a constant environment, to the improvement in the segment’s profitability. Also in 2014, the start-up of the remaining units of the Satorp refinery at Jubail in Saudi Arabia will make the new, integrated platform fully operational.

The Marketing & Services segment plans to continue developing its positions in growth markets and to optimize its positions in Europe. New Energies, at breakeven in 2013, should continue to benefit from ongoing efforts at SunPower to improve productivity through growth and innovation.

The Group confirms its commitment to a policy of competitive returns to shareholders in accordance with its objectives for sustainable development.

[35]	the ex-dividend date for the remainder of the 2013 dividend would be June 2, 2014.
[36]	including other transactions with minority interests.

Finally, to provide more comparable financial disclosure and to better reflect the performance of its activities, which are mainly dollar-based, Total has decided to change, effective January 1, 2014, its financial statements reporting from euros to U.S. dollars. The accounts of the parent company, TOTAL S.A., will remain in euros. The dividend will therefore continue to be fixed in euros.

Since the start of the year, the environment has remained favorable in the upstream, while refining margins have continued to deteriorate significantly in Europe.

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To listen to a presentation by CEO Christophe de Margerie to financial analysts today in London at 14:00 (London time) please log on to www.total.com or call +44 (0)203 364 5196 in Europe or +1 855 255 3884 in the US. For a replay available until March 11, please consult the website or call +44(0)203 367 9460 in Europe or +1 877 642 3018 in the US (code: 284949 #).

This press release presents the fourth quarter and full-year 2013 results from the consolidated financial statements of TOTAL S.A. as of December 31, 2013. The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment

for the fourth quarter and full-year 2013

•	Upstream

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Combined liquids and gas production by region (kboe/d)	2013	2012	2013 vs 2012
405	386	421	–4%	Europe	392	427	–8%
644	656	701	–8%	Africa	670	713	–6%
522	553	482	+8%	Middle East	536	493	+9%
75	77	67	+12%	North America	73	69	+6%
149	172	175	–15%	South America	166	182	–9%
242	235	227	+7%	Asia-Pacific	235	221	+6%
247	220	220	+12%	CIS	227	195	+16%

2,284	2,299	2,293	—	Total production	2,299	2,300	—

692	697	624	+11%	Includes equity affiliates	687	611	+12%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Liquids production by region (kboe/d)	2013	2012	2013 vs 2012
180	170	185	–3%	Europe	168	197	–15%
503	527	568	–11%	Africa	531	574	–7%
314	335	312	+1%	Middle East	324	311	+4%
28	29	26	+8%	North America	28	25	+12%
50	53	57	–12%	South America	54	59	–8%
27	30	28	–4%	Asia-Pacific	30	27	+11%
40	30	30	+33%	CIS	32	27	+19%

1,142	1,174	1,206	–5%	Total production	1,167	1,220	–4%

323	331	307	+5%	Includes equity affiliates	325	308	+6%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Gas production by region (Mcf/d)	2013	2012	2013 vs 2012
1,242	1,185	1,270	–2%	Europe	1,231	1,259	–2%
690	654	654	+6%	Africa	699	705	–1%
1,139	1,212	930	+22%	Middle East	1,155	990	+17%
261	269	228	+14%	North America	256	246	+4%
554	667	657	–16%	South America	627	682	–8%
1,258	1,151	1,127	+12%	Asia-Pacific	1,170	1,089	+7%
1,116	1,029	1,031	+8%	CIS	1,046	909	+15%

6,260	6,167	5,897	+6%	Total production	6,184	5,880	+5%

1,995	2,002	1,712	+17%	Includes equity affiliates	1,955	1,637	+19%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Liquefied natural gas	2013	2012	2013 vs 2012
3.35	3.01	2.73	+23%	LNG sales* (Mt)	12.13	11.42	+6%

*	sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Refined product sales by region (kb/d)*	2013	2012	2013 vs 2012
1,945	2,004	1,964	–1%	Europe	1,975	2,018	–2%
496	430	413	+20%	Africa	454	404	+12%
473	490	435	+9%	Americas	497	480	+4%
546	397	531	+3%	Rest of world	492	501	–2%

3,460	3,321	3,343	+3%	Total consolidated sales	3,418	3,403	—
505	496	545	–7%	Includes bulk sales	514	532	–3%
1,200	1,082	1,092	+10%	Includes trading	1,155	1,161	–1%

*	includes share of TotalErg.

Adjustment items

•	Adjustments to operating income

4Q13	3Q13	4Q12	in millions of euros	2013	2012
(422)	(772)	(826)	Special items affecting operating income	(1,237)	(2,342)
(282)	—	62	• Restructuring charges	(284)	(2)
(132)	(656)	(340)	• Impairments	(792)	(1,474)
(8)	(116)	(548)	• Other	(161)	(866)
(90)	(43)	(462)	Pre-tax inventory effect : FIFO vs. replacement cost	(802)	(234)
(17)	(9)	13	Effect of changes in fair value	(56)	(9)
(529)	(824)	(1,275)	Total adjustments affecting operating income	(2,095)	(2,585)

•	Adjustments to net income (Group share)

4Q13	3Q13	4Q12	in millions of euros	2013	2012
(774)	76	(398)	Special items affecting net income (Group share)	(1,712)	(1,503)
—	888	226	• Gain (loss) on asset sales	(72)	581
(386)	(16)	(4)	• Restructuring charges	(428)	(77)
(136)	(447)	(337)	• Impairments	(586)	(1,112)
(252)	(349)	(283)	• Other	(626)	(895)
(74)	(24)	(312)	After-tax inventory effect : FIFO vs. replacement cost	(549)	(157)
(14)	(7)	10	Effect of changes in fair value	(44)	(7)
(862)	45	(700)	Total adjustments affecting net income	(2,305)	(1,667)

Effective tax rates

4Q13	3Q13	4Q12	Effective tax rate*	2013	2012
58.8%	60.1%	54.8%	Upstream	60.1%	58.4%
56.8%	55.8%	52.5%	Group	56.8%	56.5%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Investments - Divestments

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
6,555	4,964	5,360	+22%	Investments excluding acquisitions*	21,312	18,516	+15%
285	328	380	–25%	• Capitalized exploration	1,371	1,352	+1%
484	176	(181)	ns	• Change in non-current loans**	946	664	+42%
1,385	549	578	x2.4	Acquisitions	3,368	3,142	+7%
7,940	5,513	5,938	+34%	Investments including acquisitions*	24,680	21,658	+14%
242	1,849	881	–73%	Asset sales	3,572	4,586	–22%
1,231	36	—	ns	Other transactions with minority interests	1,621	1	ns
6,467	3,628	5,057	+28%	Net investments***	19,487	17,071	+14%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of dollars****	2013	2012	2013 vs 2012
8,921	6,573	6,950	+29%	Investments excluding acquisitions*	28,304	23,789	+19%
388	434	493	–21%	• Capitalized exploration	1,821	1,737	+5%
659	233	(235)	ns	• Change in non-current loans**	1,256	853	+47%
1,885	727	749	x2.5	Acquisitions	4,473	4,037	+11%
10,806	7,300	7,700	+40%	Investments including acquisitions*	32,778	27,826	+18%
329	2,448	1,142	–71%	Asset sales	4,744	5,892	–19%
1,675	48	—	ns	Other transactions with minority interests	2,153	1	ns
8,802	4,804	6,557	+34%	Net investments***	25,881	21,933	+18%

*	includes changes in non-current loans.
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.
***	net investments = investments including acquisitions – asset sales – other transactions with minority interests.
****	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	12/31/2013	9/30/2013	12/31/2012
Current borrowings	8,116	8,209	11,016
Net current financial assets	(260)	(297)	(1,386)
Net financial assets classified as held for sale	(130)	(42)	756
Non-current financial debt	25,069	25,128	22,274
Hedging instruments of non-current debt	(1,028)	(1,362)	(1,626)
Cash and cash equivalents	(14,647)	(14,891)	(15,469)
Net debt	17 120	16 745	15 565

Shareholders’ equity	72,629	72,484	71,185
Estimated dividend payable	(1,362)	(1,313)	(1,299)
Non-controlling interests	2,281	1,724	1,280
Equity	73,548	72,895	71,166

Net-debt-to-equity ratio	23.3%	23.0%	21.9%

2014 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	+0.1 $ per €	–1.65 B€	–0.95 B€
Brent	100 $/b	+1 $/b	+0.30 B$	+0.15 B$
European refining margins (ERMI)	30 $/t	+1 $/t	+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions of the Group’s portfolio in 2014. Actual results could vary significantly from estimates based on the application of these sensitivities.

The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 70% respectively. The remaining impact is essentially on the Refining & Chemicals segment.

Return on average capital employed

•	Full-year 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	9,370	1,404	1,151	11,452
Capital employed at 12/31/2012*	63,862	15,726	6,986	84,152
Capital employed at 12/31/2013*	69,266	14,297	7,259	88,739
ROACE	14.1%	9.4%	16.2%	13.2%

•	Twelve months ended September 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	9,806	1,450	1,192	12,032
Capital employed at 9/30/2012*	62,707	15,857	7,600	83,551
Capital employed at 9/30/2013*	67,487	15,443	6,833	87,578
ROACE	15.1%	9.3%	16.5%	14.1%

•	Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	11,145	1,376	830	12,927
Capital employed at 12/31/2011*	56,910	15,454	6,852	79,976
Capital employed at 12/31/2012*	63,862	15,726	6,986	84,152
ROACE	18.5%	8.8%	12.0%	15.8%

*	at replacement cost (excluding after-tax inventory effect).